UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended February 1, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

000-30062
(Commission File Number)

CAPITAL BANK 401(k) RETIREMENT PLAN
(Full title of the plan)

CAPITAL BANK CORPORATION
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

CAPITAL BANK CORPORATION

Capital Bank 401(k) Retirement Plan

INDEX

Page No.

Report of Independent Registered Certified Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Signatures	12

Exhibit 23 – Consent of Independent Registered Certified Public Accounting Firm

*
Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
Capital Bank 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Capital Bank 401(k) Retirement Plan (the “Plan”) at February 1, 2012 and December 31, 2011 and the changes in net assets available for benefits for the period ended February 1, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1 to the financial statements, effective February 1, 2012, the Plan merged into the Capital Bank 401(k) Plan.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
July 27, 2012

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
February 1, 2012 and December 31, 2011

	2012		2011

Assets
Participant-directed investments, at fair value	$	−	$9,522,986
Receivables:
Employee contributions		−	46,853
Notes receivable from participants		−	49,885
Total receivables		−	96,738
Net assets reflecting investments at fair value		−	9,619,724
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		−	(37,089)
Net assets available for benefits	$	−	$9,582,635

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Period from January 1, 2012 to February 1, 2012

Additions to net assets attributed to income:
Net appreciation in fair value of investments		$449,660
Interest income on notes receivable from participants		140
Total income		449,800

Deductions from net assets attributed to:
Transfer to new plan		9,807,128
Benefits paid to participants		188,918
Administrative expenses		36,389
Total deductions		10,032,435
Net decrease		(9,582,635)

Net assets available for benefits:
Beginning of period		9,582,635
End of period	$	−

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

1. Description of Plan

The following description of the Capital Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was a defined contribution plan, which covered substantially all full-time employees of Capital Bank Corporation (the “Company”). The Plan was established effective September 1, 1997 and was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 28, 2011, Capital Bank Financial Corp. (“CBF”, formerly North American Financial Holdings, Inc.) acquired a controlling interest in the Company, and on June 30, 2011, Capital Bank, formerly a wholly-owned subsidiary of the Company and the legal employer of the Plan’s participants, merged with and into NAFH National Bank, a national banking association, with NAFH National Bank as the surviving entity. In connection with the bank merger, NAFH National Bank changed its name to Capital Bank, NA. On September 7, 2011, CBF acquired a controlling interest in Green Bankshares, Inc. (“Green Bankshares”) and merged its banking subsidiary, GreenBank, with and into Capital Bank, NA. Following the GreenBank merger, Capital Bank, NA is now owned by the Company, CBF, TIB Financial Corp. (“TIB Financial”), and Green Bankshares. CBF is the owner of approximately 83% of the Company’s common stock, approximately 94% of TIB Financial’s common stock and approximately 90% of Green Bankshares’ common stock.

Plan Termination

The Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

Effective January 1, 2012, CBF created a new plan called the “Capital Bank 401(k) Plan” and this new plan was offered to all of CBF’s employees. On February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan; the net assets transferred comprised of $9,756,450 which represents investments, and $50,678 which represents loans.

Plan Administration

Effective October 1, 2010, the Plan appointed Pentegra Retirement Services, Inc. the former trustee and record keeper for the Plan.

Eligibility of Participation

All full-time employees over the age of 18 were eligible to participate in the Plan.

Contributions

Participant contributions were voluntary, and the Company imposed no limitations on participant contributions other than certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year were eligible to make catch-up contributions. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants directed the investment of their contributions into various investment options offered by the Plan. The Company could make a discretionary match on participant contributions. Effective June 1, 2009, the Company suspended its discretionary match on participant contributions to the Plan. Additionally, the Company could make a discretionary non-elective contribution on a pro-rata basis based on participant compensation to total compensation for all participants. The Company did not make any discretionary non-elective contributions to the Plan in 2012 or 2011. Contributions were subject to certain limitations.

Participants could make changes in their contribution percentage semi-monthly.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

Investments

Upon enrollment in the Plan, participants could direct the investment of contributions to any of the investment options offered by the Plan, including 19 mutual funds, and one common collective trust fund. Contributions were allocated to investment options in whole percentages with a minimum of 1% per elected investment option. The Plan permitted participants to redistribute asset balances and to change investment allocations on a daily basis during business days. No investments were held as of February 1, 2012.

Vesting

Participants were vested immediately in their contributions plus actual earnings thereon. In the event of Plan termination, 100% of each participant’s account became nonforfeitable as of the date of termination. Vesting in the Company’s contribution portion of their accounts was based on years of continuous service, subject to the following vesting schedule:

	Years of Service Credited *
	1	2	3	4	5

Percent Vested	0%	20%	40%	60%	100%

*	To earn a year of service, a participant must be credited with at least 1,000 hours within each Plan year.

As a result of the Plan’s merger discussed above, all unvested amounts were vested on February 1, 2012.

Participant Accounts

Each participant’s separate account was credited with the participant’s contribution and allocations of (a) the employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Notes Receivable From Participants

Participants could borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. The loans were secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 7.00 percent, which were commensurate with the prime rate on the date the loan was made plus 1 percent. Principal and interest was paid through payroll deductions. There were no participant loans in the Plan at the end of the 2012 period.

Payment of Benefits

On termination of service due to separation from the Company, retirement, permanent disability or death, a participant would receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time. Benefits were recorded when paid.

Forfeitures

For the period from January 1, 2012 through February 1, 2012 and the year ended 2011, forfeited nonvested amounts totaled $6,439 and $45,007, respectively. Forfeitures were used to reduce Company contributions. Forfeitures were reallocated to participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s basis of accounting was the accrual basis.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

Administrative Expenses

The Plan and the Company pay administrative expenses of the Plan. During the period from January 1, 2012 to February 1, 2012, all administrative expenses totaling $36,389 were paid by the Plan. The Company paid certain accounting and legal fees associated with the audit of the Plan’s financial statements and filing of Form 11-K with the Securities and Exchange Commission (“SEC”).

Investment Valuation and Income Recognition

The Plan’s investments consisted of the Company’s common stock, mutual fund investment options and a common/collective trust. All underlying investments were recorded at fair value except the Wells Fargo Stable Value C1 C Fund (“Stable Value Fund C”), which was valued at contract value. The Stable Value Fund C is described in more detail below. Quoted market prices were used to value common stock. Shares of mutual funds were valued at the quoted market net asset value of shares held by the Plan at year end. For further disclosure of fair value measurements, see footnote 4, Fair Value Measurements.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. The reported net appreciation (depreciation) included the Plan’s gains and losses on investments that were bought and sold as well as held during the period.

The Plan presented in the statement of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments, which consisted of the realized gains or losses and the unrealized (depreciation) appreciation on these investments. No investments were held as of February 1, 2012.

Notes Receivable From Participants

Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amended guidance of ASU 2011-04 (i) clarifies how a principal market is determined, (ii) establishes the valuation premise for the highest and best use of nonfinancial assets, (iii) addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, (iv) extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and (v) requires additional disclosures including transfers between Level 1 and Level 2 of the fair value hierarchy, quantitative and qualitative information and a description of an entity’s valuation process for Level 3 fair value measurements, and fair value hierarchy disclosures for financial instruments not measured at fair value. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial condition or results of operations.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

3.  Investments

The following presents investments that represented five percent or more of the Plan’s net assets at December 31, 2011. No investments were held as of February 1, 2012:

	December 31, 2011
	Shares	Value

American – The Growth Fund of America R6	43,504	$1,249,446
Wells Fargo Stable Value Cl C Fund	29,586	1,425,473
American Beacon Large Cap Value Fund I	68,294	1,268,905
American Europacific Growth Fund R6	28,451	999,467
Harbor Bond Fund I	88,998	1,084,879
Fidelity Spartan 500 Index Fund IV Investor	15,352	682,993
Neuberger Berman Genesis Class Ins	16,928	785,962
Royce Pennsylvania Mutual Fund Inv	47,533	511,455

The following table summarizes the net appreciation in fair value of the Plan’s investments, including realized and unrealized gains, for the period ended February 1, 2012:

2012

Mutual funds	$399,993
Common stock	49,667
Net appreciation in fair value of investments	$449,660

4.  Fair Value Measurements

The Plan utilized the fair value hierarchy for disclosure of its fair value measurements. The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2. Inputs to the valuation methodology included: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability had a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy was based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximized the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2011. No investments were held as of February 1, 2012.

•	Common stock. Valued at the closing price reported on the active market on which the individual security is traded and were generally categorized as Level 1.

•	Mutual funds. The fair value of mutual fund investments were determined by obtaining the net asset value (NAV) of shares held by the Plan and are generally categorized as Level 1.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

•
Common/collective trust. Valued at the net asset fair value, which is comprised of different valuation methodologies for various investment contracts. Guaranteed investment contracts held by the Stable Return Fund G are valued at fair value by using the present value of future cash flows using the current discount rate. Security-backed contracts held by the Stable Return Fund G are valued based on the value of the underlying securities and the value of the wrapper contract. The wrapper contract provided by a security-backed contract issuer is valued using the present value of the difference between the current wrapper fee and the contracted wrapper fee. Since the units of the trust are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

The Stable Value Fund C invests all of its assets in Wells Fargo Stable Return Fund G (“Stable Return Fund G”). Stable Return Fund G primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The underlying fully benefit-responsive investment contracts held in Stable Return Fund G are reported at contract value. As of December 31, 2011, the fair value to contract value ratio of net assets in the Stable Return Fund G was 102.6%. The yield earned by Stable Return Fund G based on actual earnings was 1.56% as of December 31, 2011. The yield earned by Stable Return Fund G based on the interest rate credited to participants was 2.33% as of December 31, 2011. No investments were held as of February 1, 2012.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets recorded at fair value as of December 31, 2011. No investments were held as of February 1, 2012.

	Level 1	Level 2	Level 3	Total

December 31, 2011
Mutual funds:
Growth funds	$2,760,367	$–	$–	$2,760,367
Value funds	2,054,867	–	–	2,054,867
Fixed income fund	1,084,889	–	–	1,084,889
Index fund	883,631	–	–	883,631
Target retirement date funds	976,674	–	–	976,674
Total mutual funds	7,760,428	–	–	7,760,428
Common stock	299,996	–	–	299,996
Common/collective trust 1	–	1,462,562	–	1,462,562
Total assets recorded at fair value	$8,060,424	$1,462,562	$–	$9,522,986

1
The Plan’s investment in Stable Value Fund C is recorded at contract value on the Statements of Net Assets Available for Benefits. The fair value disclosed in the fair value hierarchy represents estimated fair value based on the valuation methodology described above.

5.  Related-Party Transactions

The Plan invested in the Company’s common stock. The income of the Plan is derived from these investments; therefore, these transactions qualify as related-party transactions, which are allowable under ERISA.

During the period from January 1, 2012 to February 1, 2012, the Plan purchased no shares and sold 140,577 shares for proceeds of $335,504, respectively, of the Company’s common stock. During the year ended December 31, 2011, the Plan purchased 11,421 shares at a cost of $40,104 and sold 12,347 shares for proceeds of $35,836, respectively, of the Company’s common stock.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

6.  Tax Status

The Plan adopted a Nonstandardized Prototype Cash or Deferred Profit Sharing Plan arrangement which received a favorable opinion letter from the Internal Revenue Service (“IRS”) on September 30, 2008, which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan’s management has reviewed the Plan’s tax exempt status and analyzed the tax position taken by the Plan concluding that as of February 1, 2012, there were no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the period from January 1, 2012 to February 1, 2012. There are currently no audits for any tax periods in progress from any taxing authorities.

7.  Plan Amendments

Effective May 1, 2011, the Plan was amended to cease future contributions or transfers into the Company’s common stock as an investment option.

Effective April 1, 2011, the Plan was amended to recognize years of service for plan purposes for any plan participants who enroll in the Plan as the result of any banks purchased from the FDIC by the plan sponsor.

Effective October 1, 2010, the Plan was amended and restated when the Plan appointed Pentegra Retirement Services, Inc. the trustee and recordkeeper for the Plan, and adopted the Nonstandardized Prototype Cash or Deferred Profit Sharing Plan sponsored by Pentegra Retirement Services, Inc.

8.  Reconciliation of Financial Statements to Form 5500

There were no reconciliation items for the period from January 1, 2012 to February 1, 2012 and as of February 1, 2012 as well as for the year ended December 31, 2011.

9.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2012	Capital Bank 401(k) Retirement Plan

	By:	/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Certified Public Accounting Firm